Bright Minds Biosciences Comments on Recent Trading Activity

Vancouver, BC – August 18, 2022 – Bright Minds Biosciences (“Bright Minds,” “BMB” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for targeted treatment of neuropsychiatric disorders, epilepsy and pain, is issuing this news release in response to a request by the Investment Industry Regulatory Organization of Canada (“IIROC”) to comment on recent trading activity of its stock.

The Company is not aware of any material, undisclosed corporate developments and has no material change in its business or affairs that has not been publicly disclosed that would account for the recent increase in volume or price. In accordance with applicable disclosure requirements, the Company will advise the market of material changes, if any when they occur.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647-407-2515

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Neither Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.